NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2001.

1. SIGNIFICANT ACCOUNTING POLICIES

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2001 except as follows:

a) Change in functional currency

Effective January 1, 2002, the Company adopted the US dollar as its functional currency.  Prior to January 1, 2002, the functional currency of the Company was the Canadian dollar.  The Canadian and UK operations are considered self-sustaining with the Canadian dollar and Pound Sterling as their respective functional currencies.  The remaining foreign operations are considered integrated and have the US dollar as their functional currency.

Self-sustaining operations are translated into US dollars using the current rate method, whereby assets and liabilities are translated at period-end exchange rates while revenues and expenses are converted using average rates for the period.  Gains and losses on translation to US dollars relating to self-sustaining operations are deferred and included in a separate component of shareholders’ equity described as cumulative foreign currency translation.

Foreign operations that are not considered self-sustaining are translated using the temporal method.  Under this method monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed.  Revenues and expenses are translated at rates of exchange prevailing on the transaction dates.  Gains and losses on translation are reflected in income when incurred.

The change in functional currency of the Company is due to the increased exposure to the US dollar as a result of the growth in international operations.  The adoption of the Pound Sterling as the functional currency of the UK operations is the result of the increased financial self-sustainability of this operation and its overall exposure to Pound Sterling transactions.

The Company’s financial results have been reported in Canadian dollars with amounts translated to Canadian dollars as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rates for the periods.  The Company’s share capital accounts including its preferred securities, common shares and contributed surplus are translated at rates in effect at the time of issuance.   Unrealized gains and losses resulting from the translation to Canadian dollars are accumulated in a separate component of shareholders’ equity described as cumulative foreign currency translation.

b) Treatment of foreign exchange gains and losses on long-term debt

In accordance with a newly issued Canadian Institute of Chartered Accountants (CICA) accounting standard, the Company no longer defers and amortizes the gains or losses on foreign currency denominated long-term debt as described in note 1(i) of the December 31, 2001 Consolidated Financial Statements.  Such gains or losses are reflected in the Income Statement in the period incurred.  As discussed in the 2001 Annual Report and as reflected in the 2002 interim reports, the new standard is being applied retroactively with the financial statements of comparative periods restated.  The impact of the new standard on the current quarter’s results was to decrease net income by $4 million.  As indicated above, the 2001 comparative financial statements have been restated to include the impact of the new standard as if the standard had been effective January 1, 2001.  The restatement decreased net income for the quarter ended September 30, 2001 by $35 million.

c) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired.  In accordance with a newly issued accounting standard, the amortization of goodwill ceased January 1, 2002.  This change did not have a significant impact on the quarter’s financial results.  Goodwill is subject to impairment reviews on an annual basis, or as economic events dictate, based on the fair value of reporting units.

2. SHARE CAPITAL

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2002
	Shares	Amount
Balance at January 1,	133,733,182	$ 2,831
Issued upon exercise of stock options	1,119,167	34
Cancelled	314	-
Balance at September 30,	134,852,035	2,865

Pursuant to a normal course issuer bid renewed in March 2002, Talisman may repurchase up to 6,716,781 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.

3. STOCK OPTIONS

Talisman has stock option plans that allow employees and directors to receive options to purchase common shares of the Company.  Options granted under the plans are generally exercisable after three years and expire ten years after the grant date.  Option exercise prices approximate the market price for the common shares on the date the options are issued.

Continuity of stock options (year to date)	2002
	Number	Average
	Of	Exercise
	Options	Price
Outstanding at January 1, 2002	7,497,611	41.49
Granted	1,100,710	64.73
Exercised	1,119,167	30.44
Expired/forfeited	48,770	57.36
Outstanding at September 30, 2002	7,430,384	46.49
Exercisable at September 30, 2002	3,079,104	34.04

No amount of compensation expense has been recognized in the financial statements for stock options granted to employees and directors.  The following table provides pro forma measures of net income and net income per common share had stock options been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Three months ended September 30,			Nine months ended September 30,
	2002		2001		2002		2001
	As Reported	Pro Forma	As Reported (restated)	Pro Forma	As Reported	Pro Forma	As Reported (restated)	Pro Forma
Net income ($millions)	151	143	121	115	342	319	693	676
Per common share ($/share)
Basic	1.08	1.02	0.86	0.81	2.41	2.24	5.00	4.87
Diluted	1.06	1.00	0.85	0.80	2.36	2.19	4.90	4.77

The pro forma amounts above are not indicative of future results as options generally vest over three years and are reflected as compensation expense in the above table over this period.  Additional awards in future years are anticipated.

Stock options granted during the nine months ended September 30, 2002 had an estimated weighted-average fair value of $26.19 per option.  All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price.

The estimated fair value of stock options issued was determined using the Black-Scholes model using substantially the same assumptions disclosed in note 8 of the December 31, 2001 Consolidated Financial Statements.

4. LONG-TERM DEBT

September 30, 2002		December 31, 2001
Bank Credit Facilities (Canadian $ denominated)	$10	$1,264
Debenture and Notes (unsecured)
US$ denominated (Sept. 30, 2002 - US$850 million; Dec. 31, 2001 – US$750 million)	1,348	1,194
Canadian $ denominated	814	525
£ denominated (Sept. 30, 2002 - £250 million; Dec. 31, 2001 – nil)	578	-
	2,750	2,983
Less current portion	-	(189)
	$2,750	$2,794

At September 30, 2002 the above indebtedness, including any amounts due within one year, has been classified as long-term debt since the Company has both the ability to replace the current portion with long-term borrowings under the revolving bank credit facilities and the intention to extend the terms of the respective credit facilities in 2003

During the second quarter of 2002, the Company completed a $571 million (£250 million) Eurobond offering of 6.625% notes due December 5, 2017.  The Company entered into a US dollar cross currency swap contract and an interest rate swap contract for an equivalent amount of the bond which has in effect converted this indebtedness to US$364 million with a floating interest rate based on US LIBOR.  The hedge expires December 5, 2009.

5. FINANCIAL INSTRUMENTS AND COMMODITY SALES CONTRACTS

The following tables are an update of the commodity price derivative contracts and fixed price sales contracts outstanding:

a)

Commodity price derivative contracts

Natural gas

Fixed price Swaps	Remainder 2002	2003	Three-way collars	Remainder 2002	2003
Volumes (mcf/d)	60,300	35,600	Volumes (mcf/d)	28,750	11,500
Price ($/mcf)	6.19	6.54	Ceiling price ($/mcf)	4.03	3.54
			Floor price ($/mcf)	3.58	3.25
			Sold put price ($/mcf)	2.68	2.68

Two-way collars	Remainder 2002	2003
Volumes (mcf/d)	12,250	10,000
Ceiling price ($/mcf)	7.70	7.14
Floor price ($/mcf)	7.01	6.46

Crude oil contracts

Fixed price swaps	Remainder 2002	2003	Three-way collars (WTI oil index)	Remainder 2002
(Brent oil index)			Volumes (bbls/d)	54,000
Volumes (bbls/d)	20,000	10,000	Ceiling price (US$/bbl)	28.49
Price (US$/bbl)	24.07	21.75	Floor price (US$/bbl)	24.63
(WTI oil index)			Sold put price (US$/bbl)	21.09
Volumes (bbls/d)	30,000	30,000
Price (US$/bbl)	28.94	25.34

Two-way collars	Remainder 2002	2003
Volumes (bbls/d)	-	23,000
Ceiling price (US$/bbl)	-	28.48
Floor price (US$/bbl)	-	23.05

b)

Physical contracts

Fixed price sales	Remainder 2002	2003	2004
Volumes (mcf/d)	100,750	62,500	33,200
Weighted average price ($/mcf)	3.76	3.62	3.43

In addition to the fixed price contracts, the Company has entered into contracts with a pricing structure similar to the three-way commodity collars disclosed in note 9 of the Company’s December 31, 2001 Financial Statements.

NIT index	Remainder 2002	2003	2004
Volumes (mcf/d)	21,400	14,500	15,250
Call strike ($/mcf)	4.04	3.59	3.49
Put strike ($/mcf)	3.63	3.39	3.32
Sold put strike ($/mcf)	2.88	2.78	2.67

6. Possible sale of Sudan Operations

The Company has negotiated the sale of its operations in Sudan subject to government approvals and other closing conditions.  The impact of the sale of the Sudan operations is not included in the financial statements of the Company as at September 30, 2002.  The Company’s financial statements will continue to include the Sudan operations until closing.  Readers are referred to the segmented information in note 15 of the December 31, 2001 Audited Consolidated Financial Statements and note 7 of the September 30, 2002 Unaudited Interim Consolidated Financial Statements in which the Sudan operations are reported as a separate operating segment.

The estimated gross proceeds are $1.2 billion (US$758 million), including interest and assuming a December 31, 2002 closing date.  The gain that will be recorded at the time of closing will be reduced by net cash receipts by Talisman from these operations during the period until closing.  The gain on sale will be impacted by the timing of closing, foreign exchange rate movements, closing costs and the Sudan operating results during the period to closing.

The net carrying value of the Sudan assets and liabilities as at September 30, 2002 are as follows:

Property, plant and equipment	$ 774
Other assets	62
Accounts payable and accrued liabilities	(41)
Future income tax liability	(47)

Net carrying value	$ 748